                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                VENTURIAN CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   1 92330410
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Russell C. Hansen, Esq.
                          Gibson, Dunn & Crutcher LLP
                       2029 Century Park East, Suite 4000
                             Los Angeles, CA 90067
                                 (310) 552-8500
--------------------------------------------------------------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 March 8, 1999
--------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (PAGE 1 OF 8 PAGES)

                                      13D


CUSIP No.     1 92330410                                      PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Quarterdeck Public Equities, LLC
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
      N/A                                                              (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          129,610
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            129,610
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      129,610
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                      13D


CUSIP No. 1 92330410                                           PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Quarterdeck Equity Partners, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
      N/A                                                              (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          129,610
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            129,610
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      129,610
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                                      13D


CUSIP No. 1 92330410                                           PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Jon B. Kutler
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
      N/A                                                              (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          150,610
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            150,610
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      150,610
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

CUSIP No. 1 92330410                                                 PAGE 5 OF 8

                            ADDENDUM TO SCHEDULE 13D


            The persons filing this Amendment No. 2 are (i) Quarterdeck Equity Partners, Inc., a Delaware corporation ("QEP"), (ii) Quarterdeck Public Equities, LLC, a Delaware limited liability company ("Quarterdeck") and (iii) Jon B. Kutler. This Amendment No. 2 amends a Statement on Schedule 13D filed by QEP, Quarterdeck and Mr. Kutler on July 10, 1998 (the "Original Statement"), and a subsequent Amendment No. 1 to the Original Statement, filed September 28, 1998. The filing of this Amendment No. 2 should not be deemed an admission that QEP, Quarterdeck and Mr. Kutler comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

            This Amendment No. 2 relates to the common stock, $1.00 par value (the "Common Stock"), of Venturian Corp., a Minnesota corporation (the "Issuer").

            On February 18, 1999, Quarterdeck purchased 1,600 shares of the Common Stock on the open market at $7 per share. Between February 17, 1999 and March 9, 1999, Mr. Kutler purchased 13,000 shares of the Common Stock on the open market, at prices between $6.75 and $7.50 per share.

            On November 27, 1998, a $504,040 debenture (the "Convertible Debenture") received by Quarterdeck from the Issuer became convertible, at $8.00 per share, into shares of Common Stock, for a total of 63,005 shares (the "Conversion Shares"), at the option of Quarterdeck. Upon conversion, Quarterdeck will beneficially own 129,610 out of 1,261,086 outstanding shares, approximately 10.3% of Common Stock of the Issuer.

            To the best knowledge of QEP, Quarterdeck and Mr. Kutler, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Original Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)-(b) Reference is made to Items 7 through 13 of this Amendment
                    No. 2 on pages 2-4 hereof, to the Addendum on page 5 hereof, and to Item 2 on page 6 of the Original Statement, all of which are incorporated herein by reference.

                    As of the date hereof, Quarterdeck may be deemed to be the beneficial owner, with voting and disposition power, of an aggregate of 129,610 shares of Common Stock of the Issuer, which, upon issuance of the Conversion Shares, will constitute approximately 10.3% of the 1,261,086 outstanding shares of Common Stock of the Issuer, based upon the Issuer's most recent available filing with the Securities and Exchange Commission.

                    By reason of its position as the sole managing member of Quarterdeck, QEP, as of the date hereof, may be deemed to be the beneficial owner, with voting and disposition power, of an aggregate of 129,610 shares of Common Stock of the Issuer, which, upon the

CUSIP No. 1 92330410                                                 PAGE 6 OF 8


                    issuance of the Conversion Shares to Quarterdeck, will constitute approximately 10.3% of the 1,261,086 outstanding shares of Common Stock of the Issuer, based upon the Issuer's most recent available filing with the Securities and Exchange Commission.

                    By reason of his position as Chairman, Treasurer, Director and sole stockholder of QEP, and of open market purchases of the Issuer's Common Stock as described in this Amendment No. 2, in Amendment No. 1 to the Original Statement, and in
                    Item 2 of the Original Statement, Mr. Kutler, as of the date hereof, may be deemed to be the beneficial owner, with voting and disposition power, of an aggregate of 150,610 shares of Common Stock of the Issuer, which, upon the issuance of the Conversion Shares to Quarterdeck, will constitute approximately 11.9% of the 1,261,086 outstanding shares of Common Stock of the Issuer, based upon the Issuer's most recent available filing with the Securities and Exchange Commission.

             (c) None of the persons referred to in Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, other than as described in this Amendment No. 2.

             (d)    Not applicable.

             (e)    Not applicable.

CUSIP No. 1 92330410                                                 PAGE 7 OF 8

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 1999

                                   QUARTERDECK PUBLIC EQUITIES, LLC
                                   a limited liability company organized
                                   under the laws of Delaware

                                     By:  QUARTERDECK EQUITY PARTNERS, INC.
                                     Its: Managing Member

                                        /s/ Jon B. Kutler
                                     -----------------------------------------
                                     By:  Jon B. Kutler
                                     Its: Chairman

                                   QUARTERDECK EQUITY PARTNERS, INC.
                                   a corporation organized under the laws
                                   of Delaware

                                        /s/ Jon B. Kutler
                                     -----------------------------------------
                                   By:  Jon B. Kutler
                                   Its: Chairman

                                   JON B. KUTLER
                                   an individual

                                        /s/ Jon B. Kutler
                                     -----------------------------------------

CUSIP No. 1 92330410                                                 PAGE 8 OF 8

                                 Exhibit Index


Exhibit
Number    Exhibit
-------   ---------------------------------------------------------------------

1 $1 Million Private Placement Term Sheet, dated June 28, 1998, by and between Venturian Corp. and Quarterdeck Equity Partners, Inc.*

2 Agreement With Respect to Joint Filing, dated July 10, 1998, by and among Quarterdeck Public Equities, LLC, Quarterdeck Equity Partners,
          Inc. and Mr. Jon B. Kutler.*


--------------
*Previously filed.